FORM 25 (Saskatchewan)
FORM 26 (Newfoundland)
FORM 27 (British Columbia, Alberta, Ontario & Nova Scotia)

Material Change Report Pursuant To

Clause 84(1)(b) of the Securities Act, 1988, S.S. 1988 c. S-42.2
Subsection 67(1) of the Securities Act, S.B.C. 1985 c. 83
Subsection 118(1) of the Securities Act, R.S.A. 1981 c. S-6.1
Subsection 75(2) of the Securities Act, R.S.O. 1980 c. 466
Subsection 73 of the Securities Act, R.S.Q. c.V-1 — 1.1
Subsection 81(2) of the Securities Act, R.S.N.S. 1989 c. 418
Subsection 76(2) of the Securities Act, 1990 S. Nfld. c. 48

ITEM 1 —	Reporting Issuer:

Cameco Corporation (“Cameco”)

ITEM 2 —	Date of Material Change:

December 23, 2002

ITEM 3 —	Press Release:

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on December 23, 2002.

ITEM 4 —	Summary of Material Change:

Cameco announced on December 23, 2002 that it has signed a binding heads of agreement (agreement) along with two Canadian partners, TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC), a trust established by Ontario Municipal Employees Retirement System (OMERS), to purchase 79.8% of Bruce Power Limited Partnership (Bruce Power) from British Energy plc (BE), which currently holds an 82.4% interest. The Power Workers’ Union and The Society of Energy Professionals (unions) will obtain the remaining 2.6%. In addition, the consortium of Cameco, TransCanada and OMERS will acquire the 50% interest that BE holds in Huron Wind, Ontario’s first commercial wind farm.

The agreement commits Cameco to purchase, for approximately $198 million (subject to minor closing adjustments), an additional 16.6% interest in Bruce Power, bringing its total interest to 31.6%. The agreement protects Cameco’s rights with respect to its existing 15% interest, including limits on future capital and financial assurance requirements. Cameco also confirms its fuel supply management responsibility to Bruce Power has been retained.

Cameco will also provide $75 million representing its one-third share of $225 million in deferred rent payments to Ontario Power Generation Inc. (OPG) to be paid concurrent with the closing of the acquisition.

Upon closing, Cameco’s total commitment in financial assurances is estimated to be approximately $200 million, related to its share of the operating license from the Canadian Nuclear Safety Commission (CNSC), the lease with OPG and the power purchase agreements (PPAs) with large industrial customers.

Depending on wholesale electricity prices in the Ontario market, Cameco anticipates after tax earnings from its total 31.6% share of Bruce Power to be in the $0.90 to $1.00 per share range in 2003. This forward-looking estimate is conditional on the following material assumptions:

— establishing the effective date of the acquisition as January 1, 2003

— restarting two Bruce A units on schedule (April and June)

— achieving a combined forecasted capacity factor of 87%

Other nuclear generation risks that could impact this estimate are described at the end of this material change report.

Closing is expected by February 14, 2003, subject to a number of conditions.

ITEM 5 —	Full Description of Material Change:

Cameco announced on December 23, 2002 that it has signed a binding heads of agreement (agreement) along with two Canadian partners, TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC), a trust established by Ontario Municipal Employees Retirement System (OMERS), to purchase 79.8% of Bruce Power Limited Partnership (Bruce Power) from British Energy plc (BE), which currently holds an 82.4% interest. The Power Workers’ Union and The Society of Energy Professionals (unions) will obtain the remaining 2.6%. In addition, the consortium of Cameco, TransCanada and OMERS will acquire the 50% interest that BE holds in Huron Wind, Ontario’s first commercial wind farm.

The agreement commits Cameco to purchase, for approximately $198 million (subject to minor closing adjustments), an additional 16.6% interest in Bruce Power, bringing its total interest to 31.6%. The agreement protects Cameco’s rights with respect to its existing 15%, including limits on future capital and financial assurance requirements. Cameco also confirms its fuel supply management responsibility to Bruce Power has been retained.

Cameco will also provide $75 million representing its one-third share of $225 million in deferred rent payments to Ontario Power Generation Inc. (OPG) to be paid concurrent with the closing of the acquisition.

Upon closing, Cameco’s total commitment in financial assurances is estimated to be approximately $200 million, related to its share of the operating license from the Canadian Nuclear Safety Commission (CNSC), the lease with OPG and the power purchase agreements (PPAs) with large industrial customers. This commitment is subject to adjustment as the actual amounts of financial assurances in support of PPAs fluctuate in response to wholesale electricity market changes.

Cameco will fund the acquisition and the OPG deferred rent payments from cash and existing credit facilities. As a result, Cameco’s net debt to capitalization ratio will increase to about 20% upon closing.

The transaction meets Cameco’s investment return requirements and is expected to be accretive to Cameco’s earnings and cash flow upon closing. Depending on wholesale electricity prices in the Ontario market, Cameco anticipates after tax earnings from its total 31.6% share of Bruce Power to be in the $0.90 to $1.00 per share range in 2003. This forward-looking estimate is conditional on the following material assumptions:

— establishing the effective date of the acquisition as January 1, 2003

— restarting two Bruce A units on schedule (April and June)

— achieving a combined forecasted capacity factor of 87%

Other nuclear generation risks that could impact this estimate are described at the end of this material change report.

Closing is expected by February 14, 2003, subject to a number of conditions, including the approval of BE’s shareholders, the consent of CNSC, receipt of favourable Canadian tax rulings and clearance under the Canadian Competition Act.

It is a further condition of closing that certain senior employees of Bruce Power not leave the employment of Bruce Power or announce their intention to do so.

TransCanada and BPC will each acquire a 31.6% interest in Bruce Power. The unions own a 2.6% interest in Bruce Power and will obtain an additional 2.6% at closing.

The resulting ownership of Bruce Power will therefore be as follows:

Cameco	31.6%
TransCanada	31.6%
BPC	31.6%
Unions	5.2%

Subject to regulatory approvals, the anticipated restart of Bruce A reactors remains on schedule to meet Ontario’s peak summer demand and is estimated to cost about $400 million.

TransCanada is a leading North American energy company focused on natural gas transmission and power services. Upon closing, it will own, control or have under construction 4,150 megawatts of power generation capacity.

BPC, based in Toronto, Ontario, is owned by OMERS, one of Canada’s largest pension funds with $34 billion in assets under management.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Certain statements contained in this material change report relating to the December 23, 2002 press release are forward looking and reflect Cameco’s views with respect to the future. Since forward-looking statements address future events and conditions, by their nature they involve inherent risks and uncertainties and are not guarantees of Cameco’s future performance or results. They are subject to various factors and assumptions which may cause actual results to differ materially from those expressed or implied by such forward-looking statements, including, but not limited to, wholesale electricity prices in Ontario; Ontario electricity rate regulations; the impact of the sales volume of electricity generated from the Bruce nuclear units; regulatory initiatives regarding deregulation, re-regulation or restructuring of the electric utility industry in Ontario; changes in government regulations and policies; effects of weather and other natural phenomena; failure to obtain necessary permits and approvals from government authorities, including an operating license from the CNSC for the Bruce A units; operating performance of the Bruce nuclear facilities, including the impact thereon of mechanical, equipment or structural problems; loss of revenue and increase in costs due to unexpected outages or longer than planned scheduled outages of any of the Bruce units; nuclear waste management and decommissioning; success of the planned restart of the Bruce A units and Bruce Power capacity factor improvement projects; and environmental, safety and operating risks associated with nuclear power. Some of these and other factors are discussed in greater detail in Cameco’s annual information form on file with the US Securities and Exchange Commission and Canadian securities regulatory authorities. Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of the December 23, 2002 press release. Cameco is not obligated to update or revise any forward-looking statements, whether as the result of new information, future developments or otherwise.

ITEM 6 —	Reliance on Subsection 84(2) (SK), Subsection 67(2) (BC), Subsection 118(4) (AB), Subsection 75(3) (ON), Section 74 (PQ), Subsection 81(3) (NS), and Subsection 76(3) (NF):

None Applicable

ITEM 7 —	Omitted Information:

None Applicable

ITEM 8 —	Senior Officer:

Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary Cameco Corporation (306) 956-6303

ITEM 9 —	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Saskatoon, Saskatchewan the 23rd day of December, 2002.

“Gary M.S. Chad”

Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary